GRAUBARD MILLER
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-1901

November 1, 2007

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Global Logistics Acquisition Corporation Amendment No. 1 to Proxy Statement on Schedule A Filed September 10, 2007 File No. 001-32735

Dear Mr. Reynolds:

On behalf of Global Logistics Acquisition Corporation (‘‘GLAC’’ or ‘‘Company’’), we respond as follows to the Staff’s comment letter dated October 16, 2007 to the above-captioned Preliminary Proxy Statement. Page references in our responses correspond to the present version of the proxy statement, a copy of which has been marked to note the changes from the filing made on September 10, 2007 (however, the page references to the section headings taken from the Staff’s comment letter refer to the original pagination). We are also delivering three courtesy copies of such marked proxy statement to Mr. Jay Williamson. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided GLAC’s response to each comment immediately thereafter.

General

1.	Please revise to indicate whether any party to the Stock Purchase Agreement has had, directly or indirectly, any contact with a current or potential shareholder with the purpose of altering an intended vote against the transaction or conversion election. In this respect we note that the company’s response to our prior comment 135 indicates that the company has held a series of investor meetings with selected institutions.

Disclosure in response to this comment has been added to the section entitled ‘‘Summary of the Proxy Statement – Quorum and Vote of GLAC Stockholders’’ on page 17 of the proxy statement.

2.	We note your response to prior comment one. Please revise page 15 and where appropriate to disclose whether insiders have purchased or plan to purchase shares in the open market that may be voted in favor of the business combination. Please disclose the factors that management will consider in determining whether to make such purchases and in determining the amount of any such purchases, including any factors relating to the anticipated approval or disapproval of the business combination by non-affiliated shareholders or the number of conversions in connection with such combination.

Disclosure in response to this comment has been added to the section entitled ‘‘Summary of the Proxy Statement – Vote of GLAC Inside Stockholders’’ on page 16 of the proxy statement and to the section entitled ‘‘Special Meeting of GLAC Stockholders – GLAC Inside Stockholders’’ on page 43 of the proxy statement.

Schedule 14A Cover

3.	We note that the revised cover page refers to the per-unit price of the securities being issued in the transaction ‘‘as agreed by the parties,’’ and not the market price. Please advise us of the particular Exchange Act Rule you have used to compute the fee in. this manner.

The agreed purchase price was $75,000,000, of which part was to be in shares and the balance in cash. The value of the shares was based on the market price at the time the letter of intent was

Securities and Exchange Commission
November 1, 2007

negotiated ($7.72 per share). Nevertheless, for purposes of computation of the filing fee, we have amended the Schedule 14A cover to reflect a market price of $7.74 on June 28, 2007, the fifth business day prior to the date the proxy statement was filed (July 6, 2007).

Summary of the Material Terms of the Acquisition, page 1

4.	Please revise your first bullet point on page one to give the reader a brief understanding of Clark’s size by disclosing, for example, its 2006 revenues and net income.

The disclosure under the headings ‘‘Summary of the Material Terms of the Acquisition’’ on page 1 and ‘‘Summary of the Proxy Statement – The Parties’’ beginning on page 11 of the proxy statement has been revised in response to this comment.

5.	We note your response to prior comment 13 and revised disclosure on pages one, 11-12 and elsewhere. Please revise to clearly describe how Clark generates revenues. The statement that Clark provides a ‘‘full suite of service platforms, including value added distribution, transportation management and international air and ocean freight forwarding’’ does not convey meaningful information about how Clark incurs expenses and generates revenues. For example, the references to international air and ocean freight forwarding are confusing and may give the impression that Clark’s operations involve flying and shipping print media; whereas, it appears that Clark organizes such transportation by using third party shipping. We note that the statement that Clark is ‘‘non-asset based’’ does not clarify this aspect of the company’s operations. Please revise accordingly.

The description of Clark’s business under the heading ‘‘Business of the Clark Group’’ beginning on page 103 of the proxy statement has been revised and corresponding revisions have been made to the description of Clark’s business under the headings ‘‘Summary of the Material Terms of the Acquisition’’ and ‘‘Summary of the Proxy Statement – The Parties’’ on pages 1 and 11, respectively, of the proxy statement.

6.	On page one and elsewhere, you disclose that Clark has a roughly 30% market share by volume in North America and a 75% market share internationally. You also state that Clark is a ‘‘leading provider.’’ Please revise to describe the basis for these assertions and management’s belief, as described in the carryover paragraph on pages 11-12, regarding such assertions.

Clark reviewed the disclosure in response to the Staff’s comment and determined that the references to its domestic and international market share are somewhat confusing and should be deleted. Accordingly, these references have been deleted. Please see the revised disclosure under the heading ‘‘Summary of the Proxy Statement – The Parties’’ on page 12 of the proxy statement and the corresponding revisions on pages 103 and 104.

7.	We were unable to locate disclosure indicating how abstentions and broker non-votes will impact the transaction proposal. Please advise of its location. You attention is directed to our prior comment nine.

Such disclosure is at the top of the second page of the Notice to Stockholders, on page 17 of the proxy statement in the section entitled ‘‘Summary of the Proxy Statement – Quorum and Vote of GLAC Stockholders’’ and page 40 of the proxy statement in the section entitled ‘‘Special Meeting of GLAC Stockholders – Abstentions and Broker Non-Votes.’’ We believe these disclosures comply with the requirements of Item 21 of Schedule 14A.

Summary of the Proxy Statement, page 11

8.	Please revise to explain the meaning of your statement that its working capital deficit ‘‘has permitted Clark to grow without making corresponding investments in its working capital.’’

Clark has reviewed the disclosure in response to this comment and has determined that the inclusion of the referenced statement is confusing and irrelevant. Accordingly, such statements have

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November 1, 2007

been deleted here and elsewhere in the proxy statement. Please see the revised disclosure under the headings ‘‘Summary of the Proxy Statement – The Acquisition’’ on page 12 and ‘‘The Acquisition Proposal – General Description of the Acquisition’’ on page 44.

9.	We note your disclosure on page 19 and elsewhere that as of June 30, 2007 you owed $165,000 to parties who had not waived claims against the trust. On page 99 you indicate that you have current liabilities of $328,110 and deferred acquisition costs of $371,606. Please advise us of whether the deferred acquisition costs have already been paid, and if not, clarify whether any of these potential payments are reflected in the $165,000.

The disclosure on pages 19 and 52 of the proxy statement has been clarified in response to this comment and updated to reflect information at September 30, 2007.

Selected Historical Financial Information, page 22

10.	We have reviewed the revisions to your disclosure in response to comment 24 in our letter dated August 9, 2007. Please revise to include the selected historical statement of operations data of GLAC for the period from inception to December 31, 2005 and the selected historical balance sheet data of Clark for each period presented. Refer to Item 301 of Regulation S-K.

The selected historical statement of operations data for GLAC on page 23 of the proxy statement have been revised to include information for the period from inception to December 31, 2005 and the selected historical balance sheet data of Clark on page 24 of the proxy statement have been revised to include information for each period presented.

11.	Please revise to present income from continuing operations and net income of Clark on a consistent basis for all periods presented. Refer to Item 301 of Regulation S-K and the comment below regarding the presentation of discontinued operations in the audited financial statements of Clark.

The table that now appears on page 27 of the proxy statement has been revised in response to this comment.

Selected Unaudited Pro Forma Financial Statements, page 24

12.	We note that the weighted average number of basic and diluted shares outstanding for the year ended December 31, 2006 assuming maximum conversion in the unaudited pro forma condensed consolidated statement of income on page 25 differ from the amounts set forth in the unaudited pro forma condensed consolidated statement of operations on page 69. Please revise as appropriate.

The referenced information appearing in the unaudited pro forma condensed consolidated statement of income on page 26 of the proxy statement has been revised to conform to the information appearing in the unaudited pro forma condensed consolidated statement of operations on page 72 of the proxy statement.

13.	We reviewed the revisions to your disclosure and considered your response to comment 25 in our letter dated August 9, 2007. Please provide historical book value per share, cash dividends declared per share and income per share from continuing operations of Clark for the periods presented in the tables at the bottom of page 25. Please also provide historical and pro forma book value per share of GLAC for the year ended December 31, 2006. In addition, revise to disclose both basic and fully diluted income per share from continuing operations for GLAC and Clark. Refer to instruction 7(b)(10) of Item 14 of Schedule 14A. Also refer to the comment below regarding the presentation of discontinued operations in the audited financial statements of Clark.

The tables that now appear on page 27 of the proxy statement have been revised as requested in this comment.

Securities and Exchange Commission
November 1, 2007

14.	Please include an introductory paragraph to the tables at the bottom of page 25 describing the information presented. Also, label the columns to identify historical and pro forma financial data.

An introductory paragraph has been included on page 26 of the proxy statement to describe the information presented in the tables that appear on page 27 and the columns in such tables have been labeled as requested.

Risk Factors, page 26

15.	We note your response to prior comment 31 and revised disclosure on page 31. Please revise to disclose the maximum dollar value of potential conversions and indicate the company’s anticipated working capital deficit assuming maximum conversions but not additional financing.

The referenced risk factor on page 33 of the proxy statement has been revised as requested. We note that, as financing will be necessary to make payments if conversions are at the maximum level, there will be no situation in which there are maximum conversions but no financing.

The Acquisition Proposal, page 42

16.	Revise here and in the front of your document to indicate the amount you would be required to borrow if 19.99% of your public shareholders elect conversion. Also, revise to indicate whether you currently have any financing in place to fund these conversions.

The disclosure on page 44 of the proxy statement has been revised in response to this comment. Such disclosure continues to appear on page 2 of the proxy statement.

17.	We note your disclosure that Stephens Inc. acted as financial advisor to Clark’s stockholders. Please revise to indicate when Clark engaged Stephens and disclose whether the stockholders were actively seeking an exit strategy.

The disclosure under the heading ‘‘The Acquisition Proposal – Background of the Acquisition’’ on page 48 of the proxy statement has been revised in response to this comment.

18.	We note your response to prior comment 38 and revised disclosure on page 46 regarding how ‘‘Mr. Burns was known to Mr. Ciuba.’’ Please revise to expand on and clarify ‘‘their association in connection with the aborted West Coast ground-based forwarder transaction.’’

The disclosure on page 48 of the proxy statement has been expanded in response to this comment.

19.	Please revise your page 46 discussion to briefly summarize the nature and scope of the UK operations and further discuss the negotiations regarding the decision to discontinue them.

Thee disclosure under the heading ‘‘The Acquisition Proposal – Background of the Acquisition’’ on page 49 of the proxy statement has been revised in response to this comment.

20.	On page 47 you indicate that your ‘‘board noted the superior level of service that Clark provided to its customers, which contributed to Clark’s strong customer loyalty, high margins and a steadily increasing share within its segment.’’ Please revise to attribute the representations regarding loyalty, margins and share to the Board. Also, please briefly expand the disclosure of the basis for these and similar statements in the bullet point, including any activities undertaken by the board or its advisors regarding the validity of the statements.

The disclosure on page 50 of the proxy statement has been expanded in response to this comment.

Securities and Exchange Commission
November 1, 2007

21.	Please revise page 48 to identify the Anderson News investors whose experience was deemed favorable by the board of directors. See prior comment 44.

The references previously on page 48 of the proxy statement relating to the Anderson News investors have been deleted as it was only Clark’s management’s capabilities that were considered and not those of the Anderson News investors. The discussion now appears on page 51.

22.	Please revise to provide a basis for the belief expressed at the top of page 48 that Clark’s EBIT to net revenue margin is comparable to its industry peer group. In this regard describe your peer group, indicating whether they operate asset-light business models.

The disclosure on page 51 of the proxy statement has been expanded in response to this comment.

23.	Please provide a basis for your page 48 belief that Clark was valued at a discount compared to its peer group. In this regard, disclose management’s underlying analysis used to support this assertion.

The disclosure on page 51 of the proxy statement has been expanded in response to this comment.

24.	Please provide expanded disclosure of the negative factors considered by management in connection with the transaction. In this regard reference is made to our prior comment 46.

The disclosure on page 51 of the proxy statement has been expanded in response to this comment.

Capitalink fairness opinion, page 50

25.	Please revise the discussion under this heading to improve its clarity. By means of illustration only, we note several lengthy sentences and parentheticals which make this section difficult to understand after one reading.

We have revised the introductory discussion on pages 53 to 57 of the proxy statement in a manner that we believe makes it more easily readable.

26.	Please revise to clarify the meaning of your page 51 statement that ‘‘Capitalink does not express any opinion as to the underlying valuation ... of Clark...’’

The reference to ‘‘underlying valuation’’ of Clark has been deleted from the text on page 54 of the proxy statement as such valuation is addressed by Capitalink.

27.	We note your response to prior comment 50 and revised disclosure on pages 54 and 55. Please revise to explain why you made the ‘‘normalized’’ adjustments. Also, please explain whether you made adjustments to items such as ‘‘compensation’’ and ‘‘public company expenses’’ to the comparable companies; and if not, explain why. Please disclose whether the inclusion of these items would significantly alter your conclusions; and prominently state at the beginning of the EBITDA discussion that your adjustments increase the subjectivity of the analysis and decrease the comparability of the companies presented in your analysis.

The text on page 58 of the proxy statement has been revised in response to this comment. We are advised by Capitalink that it continues to believe that normalizing adjustments are accepted and necessary in valuations of this nature and that the additional language more adequately reflects the impact of such adjustments on its analysis.

28.	Please revise your disclosure on page 54 to indicate your historical annual compound revenue growth rate and gross profit growth rate.

The requested information has been included in the discussion of ‘‘Discounted Cash Flow Analysis’’ that begins on page 57 of the proxy statement.

Securities and Exchange Commission
November 1, 2007

29.	We note your response to prior comment 53 and revised disclosure on page 55. Please revise to discuss how sensitive the discounted cash flow analysis is to changes in the variables used, such as the projections and discount rates. For example, would the range of $76 million to $104 million significantly change if the projected revenues assumed in the analysis were consistent with historic revenues instead of 11.7%? Would the range be significantly different if the discounted rates were several points different from what was used?

Clarifying language has been added to the discussion of ‘‘Discounted Cash Flow Analysis’’ on page 57 of the proxy statement in response to this comment.

30.	We note your response to our prior comment 57; however it is still unclear how gross profit was used within your overall analysis. Please revise to explain.

The requested information has been included in the discussion of ‘‘Comparable Company Analysis’’ that begins on page 58 of the proxy statement.

The Purchase Agreement, page 60

31.	Please revise your disclosure on page 62 to more fully address the non-compete provisions, and exceptions thereto, contained in your stock purchase agreement.

The disclosure on pages 65 and 66 of the proxy statement has been revised to more fully address the non-compete provisions, and exceptions thereto, contained in the stock purchase agreement.

Other Information Related to GLAC, page 93

Selected Unaudited Pro Forma Financial Statements, page 67

32.	We reviewed the revisions to your disclosure in response to comment 59 in our letter dated August 9, 2007. As the financial statements of Clark should be restated to report the results of operations of Clark UK in discontinued operations, please revise the condensed consolidated statement of operations for the year ended December 31, 2006 on page 69 to present income from continuing operations of Clark and to remove the separate column of Clark UK adjustments. Please similarly revise the unaudited pro forma condensed consolidated balance sheet on page 68. In. addition, footnotes (E) and (I) and the unaudited pro forma financial information set forth in selected unaudited pro forma financial statements on page 24 should be revised accordingly. Refer to the comment below regarding the presentation of discontinued operations in the audited financial statements of Clark.

The financial statements of Clark have been revised to report the results of operations of Clark UK in discontinued operations and to remove the separate column of Clark UK adjustments from the condensed consolidated statement of operations of Clark on pages 72 and 73 of the proxy statement.

As to your request in this comment to revise the consolidated pro forma balance sheet as of the interim period, this has not been done. At the date of the interim statements, Clark is reflecting assets and liabilities of discontinued operations in the interim balance sheet, as these assets and liabilities still exist. In order for column 2, Clark’s interim balance sheet, to agree to the interim balance sheet presented in the financial statements section, the assets and liabilities of the discontinued operations would need to be included. As such, column 3 is still necessary, as is note (E) (with appropriate modifications). Note (I) has been removed, as it is no longer required.

Securities and Exchange Commission
November 1, 2007

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 71

33.	Reference is made to note (M) on page 73. Please tell us the authoritative literature you applied in concluding that you should recognize a charge based on the value of the contingent trust shares over the expected period of time it will take to achieve the target price. Please also explain to us in detail the basis for your conclusion.

Accounting for share-based compensation is governed by Statements of Financial Accounting Standards (SFAS) 123(R): Share-Based Payment. SFAS 123(R) requires the recognition of compensation cost over the periods in which the compensation is earned. The shares placed in the contingent trust have by virtue of the transaction become restricted shares and should be accounted for as such. There are two basic considerations necessary to apply the standards. First a determination must be made as to the fair value of the award at the date of grant and over what period of time the associated compensation expense would be recognized. The standard also requires an assessment of actually how much expense will be incurred based on an estimate of how many awards will actually be earned. This judgment is generally made as to how many awards will actually vest while an employee is still employed. Therefore, issuers generally estimate a forfeiture rate for the recipients. With respect to these restricted shares which were awarded to a limited group of top level executives, the issuer has assumed that there would be no forfeitures due to termination of employment.

As to the estimate of fair value of the award, paragraph 21 of SFAS 123 (R) states: ‘‘A nonvested equity share or nonvested equity share unit awarded to an employee shall be measured at its fair value as if it were vested and issued on the grant date. A restricted share11 awarded to an employee, that is, a share that will be restricted after the employee has a vested right to it, shall be measured at its fair value, which is the same amount for which a similarly restricted share would be issued to third parties. Illustration 11(a) (paragraphs A134 – A136) provides an example of accounting for an award of nonvested shares.

[11]	Nonvested shares granted to employees usually are referred to as restricted shares, but this Statement reserves that term for fully vested and outstanding shares whose sale is contractually or governmentally prohibited for a specified period of time.

As such, the value of the award would essentially be the market price of the stock on the date of the award. For purposes of the pro forma financial information, the issuer used the most recent market price of GLAC stock to estimate the total value of the award.

The terms of the anticipated contingent trust agreement (as described on page 16 of the proxy statement) require that, for the contributing shareholders to receive the shares, a share price of $11.50 must be achieved within a five year period. Failure to do so will cause the shares to be cancelled.

The standard requires that a service period be estimated over which the compensation be earned. This service period is generally described as explicit (usually service period based) implicit or derived. This award is considered earned if the share price hits a certain target within a certain period of time. Such a vesting condition is referred to as a market condition. SFAS 123 (R) in paragraph A60 describes the necessity for using a derived service period when a market conditions exists, as follows:

A derived service period is based on a market condition in a share-based payment award that affects exercisability, exercise price, or the employee’s ability to retain the award. A derived service period is inferred from the application of certain valuation techniques used to estimate fair value.70 For example, the derived service period for an award of share options that an employee can exercise only if the share price doubles at any time during a five-year period can be inferred from certain valuation techniques that are used to estimate fair value.71 In a lattice model, that derived service period represents the duration of the median of the distribution of share price paths on which the market condition is satisfied. That median is the middle share price path (the midpoint of the distribution of paths) on which the market condition is satisfied. The duration is the period of time from the service inception date to the

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November 1, 2007

expected date of market condition satisfaction (as inferred from the valuation technique). For example, if the derived service period is three years, the requisite service period is three years and all compensation cost would be recognized over that period, unless the market condition is satisfied at an earlier date, in which case any unrecognized compensation cost would be recognized immediately upon its satisfaction. If the requisite service is not rendered, all previously recognized compensation cost would be reversed. If the requisite service is rendered, the recognized compensation is not reversed even if the market condition is never satisfied.

[70]	An entity that uses a closed-form model to estimate the grant-date fair value of an award with a market condition may need to use another valuation technique to estimate the derived service period.

[71]	This example, and others noted in Appendix A, implicitly assume that the rights conveyed by the instrument to the holder are dependent on the holder’s being an employee of the entity. That is, if the employment relationship is terminated, the award lapses or is forfeited shortly thereafter.’’

We acknowledge that a valuation technique such as a lattice model to determine a derived service period for recognizing the cost of the restricted stock award has not been used. Instead, it has been estimated that the target would be achieved within the five year window and we would recognize the expense over that period. As the issuer is a SPAC with no history of activity and no history of stock price movement, we did not believe employing an economist to develop a lattice model to estimate the period in which the stock price would be achieved would be feasible or usable. We also believe that, for the purposes of the pro forma financial information, this method of estimating the compensation cost is reasonable. If the transaction is approved and the shares are contributed to the contingent share trust as anticipated, the issuer will obtain an estimate of the recognition period using a closed-form model. We believe the cost of obtaining such an estimate would exceed the benefit for the user.

34.	Please disclose the nature of the $325,000 pro forma adjustment to cash reflected in the unaudited pro forma condensed consolidated balance sheet in note (B).

Note (B) on page 74 of the proxy statement has been revised in response to this comment.

35.	We reviewed your response to comment 67 in our letter dated August 9, 2007 and the revisions to your disclosure. Please revise the second sentence of note (G) to clarify that you assumed you would enter into a revolving credit facility and borrow $10 million to fund conversions in excess of $13 million and provide additional working capital as disclosed in the risk factor on page 31.

Note (G) on page 75 of the proxy statement has been revised in response to this comment.

36.	We reviewed your response to our prior comment 68 and the revisions to your disclosure. We do not believe that the termination of the employment agreement with the prior owner is directly attributable to the transaction unless the termination was part of the contractual terms of acquisition agreement. Please advise further. Also, please tell us why you should not recognize a pro forma adjustment related to the new employment agreements with Messrs. Teagan and Barry disclosed on page 85.

As part of the negotiations relating to the Stock Purchase Agreement, it was understood between the parties that the employment contract of the current president and chief operating officer, David Gillis, would be terminated at the closing of the transaction and his position would be eliminated. Therefore, we believe it is appropriate to adjust the pro forma presentation. Further, there has been no change to the base compensation of Mr. Teagan or Mr. Barry in their new employment agreements. Consequently, GLAC does not believe it is necessary to make any further adjustment to the pro forma information relating to their agreements. Note (K) on page 76 of the proxy statement has been revised to clarify these points.

Securities and Exchange Commission
November 1, 2007

37.	We reviewed the revisions to your disclosure included in note (O) in response to our prior comment 69. Please revise to clarify the assumptions used to determine the adjustments to interest income. In that regard, explain the pro rata computation or provide additional information as appropriate.

What is now note (N) on page 76 of the proxy statement has been revised in response to this comment.

GLAC’s Plan of Operations, page 96

38.	We do not believe that the company has responded completely to our prior comment 83. Accordingly, we reissue it. Please revise to provide a more detailed discussion of your more significant expenses to date. For example, please clarify the significant expenses associated with the second row of expenses on page 97, and explain why those expenses more than double the estimated amounts.

The disclosure on page 100 of the proxy statement has been revised in response to this comment.

39.	Please revise to disclose the amount of funds held outside the trust as of the most recent practicable date and compare it against your existing liabilities as of the same date.

The disclosure on page 102 of the proxy statement has been updated to September 30, 2007 in response to this comment.

Business of the Clark Group, page 100

40.	Please revise to explain the relevance and significance of the first paragraph on page 101 under the heading ‘‘Transportation and Logistics.’’

Clark reviewed the disclosure in response to this comment and has determined that the referenced paragraph is not relevant and should be deleted. Please see the revised disclosure under the heading ‘‘Business of the Clark Group – Transportation and Logistics’’ on page 104.

41.	Please revise to indicate whether the U.S. Commerce Department data presented on page 101 separates circulation revenue between magazines with and without internal distribution capabilities. If so, revise to disclose. If not, clarify whether Clark management is aware of what types of magazine and companies are driving the increase in market growth. Also, revise to clarify how a U.S. adult magazine reader is defined for purposes of your 9% figure presented on page 101.

The disclosure under the heading ‘‘Business of the Clark Group – Magazine Print Media’’ on page 104 of the proxy statement has been revised in response to this comment.

42.	Please revise to provide additional disclosure about your ‘‘Broad portfolio of third party transportation and logistics services.’’

The disclosure under the heading ‘‘Business of the Clark Group – Key Strengths’’ on page 104 of the proxy statement has been expanded in response to this comment.

43.	On page 103, and elsewhere in this section, you indicate that Clark’s growth potential is ‘‘limited by the relatively small size of the market in which it operates.’’ On page 48, in addressing management’s reasons for the transaction, you state that ‘‘Clark’s market capitalization is only a fraction of the $200 billion market in which it competes.’’ Please clarify whether you are talking about the same market in both discussions; and, if necessary, revise to further explain the market in which Clark operates, including its main attributes and size.

The disclosure under the headings ‘‘The Acquisition Proposal – Factors Considered by GLAC’s Board of Directors’’ on page 51 and ‘‘Business of the Clark Group – Growth Strategy’’ on page 106 of the proxy statement have been revised in response to this comment.

Securities and Exchange Commission
November 1, 2007

Clark Director and Executive Compensation, page 112

44.	We note the revised disclosure on page 112 in response to prior comment four. However, we do not believe that all of the information contemplated by Item 402 of Regulation S-K has been provided. For example, but without limit, you do not present a compensation discussion and analysis. Please revise accordingly.

The disclosure under the new heading ‘‘Clark Compensation Discussion and Analysis’’ on page 114 of the proxy statement has been revised in response to this comment.

45.	Please note that the compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. We refer you to Section II.B.1 of Commission Release No. 33-8732A. In this regard, we note disparity in the salaries and bonus amounts among the named executive officers, such as between Messrs. Gillis, Teagan, and Barry. Your compensation discussion and analysis should provide a detailed discussion of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

The disclosure under the new heading ‘‘Clark Compensation Discussion and Analysis’’ beginning on page 114 of the proxy statement has been added in response to this comment.

46.	Also, with respect to the company’s compensation plans, please revise page 91 to explain why the company chooses to pay each element of compensation; and briefly explain how each element and the company’s decisions regarding that element fit into the company’s overall compensation objectives and affect decisions regarding other elements.

The disclosure under the new heading ‘‘Clark Compensation Discussion and Analysis’’ beginning on page 114 of the proxy statement has been added in response to this comment.

47.	In addition to providing the dollar amount of bonuses actually received by Messrs. Gillis, Simeo, Teagan, Barry, and Davenport during fiscal 2006, revise to also specify the percentages of the target bonus awarded.

The disclosure under the new heading ‘‘Clark Compensation Discussion and Analysis’’ beginning on page 114 of the proxy statement has been added in response to this comment.

48.	We note the references to ‘‘certain annual performance goals.’’ Please revise to identify the categories of performance metrics considered. Also, please disclose the actual quantitative targets established within each category so that the level of achievement relative to the targeted goal is discernible. Your revised disclosure should summarize the qualitative and quantitative targets established for fiscal 2006. Please refer to Item 402(b)(2)(v) of Regulation S-K.

The disclosure under the new heading ‘‘Clark Compensation Discussion and Analysis’’ beginning on page 114 of the proxy statement has been added in response to this comment.

49.	Please revise to provide a more detailed discussion of how salaries, bonuses, and other compensation were set for each named executive officer in 2006. Please disclose how each element of the named executive officer’s total compensation fits into Clark’s overall compensation objectives and affects the decisions made regarding other compensation elements.

The disclosure under the new heading ‘‘Clark Compensation Discussion and Analysis’’ beginning on page 114 of the proxy statement has been added in response to this comment.

Securities and Exchange Commission
November 1, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 115

50.	We have reviewed your revised management’s discussion and analysis and results of operations discussion on pages 115 through 127. However, it does not appear that the company has complied fully with out prior comments 102 and 103. Accordingly, we reissue them. Our prior comments were:

a.	The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company’s revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

This comment is applicable for all periods.

b.	In circumstances where you identify more than one reason for the change in revenues, gross profit and selling, operating and administrative expenses in your comparisons of operating results for 2006 compared to 2005, please quantify, to the extent practicable, the incremental impact of each individual business reason on the overall change and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

The disclosure under the heading ‘‘Clark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations’’ beginning on page 118 of the proxy statement has been revised and expanded in response to this comment.

Critical Accounting Policies and Use of Estimates, page 115

51.	We note the revisions to your disclosure in response to comment 104 in our letter dated August 9, 2007. As previously requested, please provide an analysis of how accurate your estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past and how much the estimates and assumptions are reasonably likely to change in the future. Consider quantifying where practicable the impact of critical accounting estimates on your operating results and financial position for the periods presented as a basis for the analysis. Please also address the material implications of the uncertainties associated with the assumptions and estimates underlying your accounts payable and workers compensation measurements and why the measurements bear the risk of change, Refer to Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in SEC Release No. 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In addition, please include your accounting policy with regard to accounts payable and accruals in the summary of significant accounting policies in note 1 to the financial statements. Finally, revise to clarify the nature of the freight expenses included in transportation pool costs in light of your accounting policy on page FS-7.

Securities and Exchange Commission
November 1, 2007

The disclosure under the heading ‘‘Clark’s Management’s Discussion and Analysis of Financial Condition – Critical Accounting Policies and Use of Estimates’’ beginning on page 119 of the proxy statement has been revised in response to this comment.

Results of Operations, page 118

52.	We were unable to locate the entirety of your response to our prior comment 105. Accordingly, we reissue it. Our prior comment was:

a.	We note your disclosure that you experienced a decline in domestic gross profit due to higher fuel costs and higher purchased transportation costs. Please revise to quantify the impact of both these factors and revise to indicate whether management believes that these trends will continue into the next year.

The disclosure under the heading ‘‘Clark’s Management’s Discussion and Analysis of Financial Condition – Gross Profit’’ beginning on page 122 of the proxy statement has been revised in response to this comment.

53.	We were unable to locate the entirety of your response to our prior comment 108. Accordingly, we reissue it. In doing so, your attention is also directed at our prior comment 111. Our prior comment was:

a.	Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements. In this regard please expand on your statement that ‘‘Clark has not experienced material variances’’ in its sources and uses of cash.

The disclosure under the heading ‘‘Clark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources’’ beginning on page 133 of the proxy statement has been revised in response to this comment.

Certain Relationships and Related Transactions, page 131

54.	Revise to disclose the date Mr. Friedman was dismissed.

The disclosure on page 139 of the proxy statement has been revised to disclose the date on which Mr. Friedman was dismissed.

55.	We note your disclosures on page 133 that Anderson Management Services, Anderson Merchandisers, L.P., Prologix Distribution Services (East), LLC, and Anderson Services, LLC are Clark affiliates. Please revise to disclose the nature and extent of these affiliations, whether through share ownership, board interlocks, management employment, or otherwise. Also, revise to clarify how the terms of these arrangements were set, and indicate which arrangements will be continuing.

The disclosure under the heading ‘‘Certain Relationships and Related Person Transactions – Clark Related Person Transactions’’ beginning on page 141 of the proxy statement has been revised in response to this comment.

56.	Similarly revise the references to ‘‘an affiliate,’’ ‘‘both affiliates,’’ ‘‘their Affiliates,’’ and ‘‘stockholders of Clark’’ to explain the nature of the relationships.

The disclosure under the heading ‘‘Certain Relationships and Related Person Transactions – Clark Related Person Transactions’’ beginning on page 141 of the proxy statement has been revised in response to this comment.

Securities and Exchange Commission
November 1, 2007

57.	Please disclose whether your policies and procedures for reviewing related person transactions are in writing and, if not, how such policies and procedures are evidenced. Also, please revise your references to the SEC rules to identify transactions with related ‘‘persons,’’ instead of ‘‘parties.’’

With respect to the first sentence of the comment, we believe that it is already covered by the existing disclosure that is now on page 139 under the heading ‘‘Certain Relationships and Related Person Transactions – Code of Ethics and Related Person Policy.’’ For clarification, we have separated this disclosure into two separate paragraphs, the second of which, we believe, addresses the first sentence of the comment.

With respect to the second sentence of the comment, we have changed the phrase ‘‘related party transaction’’ to ‘‘related person transaction’’ throughout the disclosure.

The Clark Group, Inc. Financial Statements

58.	Please restate the audited financial statements to report the results of operations of Clark UK in discontinued operations. Please also reclassify the assets and liabilities of discontinued operations to reflect application of the provisions of paragraph 46 of SFAS 144. Refer to paragraphs 43 and 49 of SFAS 144.

The audited financial statements of Clark have been restated in response to the comment and the results of discontinued operations have been reported as a separate component of income on the financial statements. In connection with the restatement and in further response to the comment, the assets and liabilities of discontinued operations have been reclassified in accordance with paragraphs 43, 46 and 49 of SFAS 144. See The Clark Group, Inc. Financial Statements beginning on page FS-3, the Selected Unaudited Pro Forma Financial Statements beginning on page 25 and the Unaudited Pro Forma Condensed Consolidated Financial Statements beginning on page 70 of the proxy statement.

Global Logistics Acquisition Corporation Financial Statements

59.	We reviewed your response to our prior comment 128. As previously requested, please tell us why your earnings per share presentations and related computations comply with SFAS 128, paragraph 19 of EITF D-98 and EITF 03-6. Please specifically address why the use of a method akin to the two class method is not appropriate, Also, tell your basis for presenting non-GAAP and/or pro forma earnings per share presentations on the face of the statements of operations in light of the above-mentioned literature and the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. Otherwise, revise as appropriate.

The statements of operations on pages FS-27 and FS-37 have been restated and reformatted for all periods to include a separate presentation of earnings per share information for common stock subject to conversion in a manner similar to the two-class method of presentation and Notes B[3] on page FS-31 and D[3] on page FS-42 have been revised to reflect this treatment. Also, the reference to pro forma earnings per share has been deleted.

Condensed Statements of Operations, page FS-37

60.	Please revise to present income tax expense as a single line item. Refer to paragraph (b) 11 of Rule 5.03 of Regulation S-X.

The presentation on page FS-37 of the proxy statement has been revised in response to this comment.

Securities and Exchange Commission
November 1, 2007

Form 10-Q for Fiscal Quarter Ended June 30, 2007

61.	Please address the comments above and the comments in our letter dated August 9, 2007 as applicable.

The Form 10-Q for the fiscal quarter ended June 30, 2007 will be amended as soon as practicable to address the referenced comments.

Certifications – Exhibits 31.1 and 31.2

62.	In future filings, please remove the titles of the certifying individuals from the introductory paragraph to conform to the certification in Item 601(b)(31) of Regulation S-K. Please confirm to us that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided the certifications.

Future filings will remove the titles of the certifying individuals from the introductory paragraph of reports on Form 10-Q (and other applicable reports) to conform to the certification in Item 601(b)(31) of Regulation S-K. On behalf of GLAC, we confirm that the inclusion of the titles of the certifying individuals in previously filed reports was not intended to limit the capacity in which such individuals provided the certifications.

Other

63.	We note your response to our prior comment 136. Please advise us if these meetings were widely available to a general audience. If not, clarify how access was limited, and who was invited to participate.

The meetings were set up by GLAC’s investor relations firm and the managing underwriter of its IPO and were made available to all persons contacted by those firms who expressed an interest in GLAC and the proposed transaction. Those contacted included persons known to have an interest in investments in transportation companies and also persons known to have interests in investments in smaller capitalized companies.

64.	We note your response to our prior comment 138 regarding your belief that ‘‘subsidiary revenue is best viewed as revenue before corporate eliminations...’’ Please expand your response to provide additional support for your belief, and advise us if this is common practice for public companies in your industry.

Clark’s management believes that key components of its business can be better understood by analyzing subsidiary results of operations before the elimination of inter-company revenues. A substantial portion of HDS’ revenues are earned by performing regional trucking services for CDS and CWT. HDS is Clark’s only subsidiary that operates transportation fleet assets. By viewing the business before the elimination of intercompany revenues, Clark can best describe how these assets are used within its portfolio offering of logistics services. Further, Clark is able to continuously assess the profitability of owning rather than purchasing transportation services associated with HDS. For purposes of its consolidated financial statements, Clark eliminates all significant intercompany transactions in accordance with generally accepted accounting principles.

Very truly yours,
/s/ Noah Scooler Noah Scooler